

Mail Stop 4720

August 31, 2009

Mr. Thomas J. Reddish
Executive Vice President & Chief Financial Officer
Trico Bancshares
63 Constitution Drive
Chico, CA 95973

      RE: **Trico Bancshares**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Form 10-Q for Quarterly Period Ended June 30, 2009
               File No. 000-10661

Dear Mr. Reddish:

      We have reviewed the above-referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed for the period ended June 30, 2009

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Allowance for Loan Losses, page 10

1.   Please revise your future filings to provide the disclosures required by paragraph
        20(a) of SFAS 114. Please note that such disclosures are required as of each
        balance sheet date, including quarterly periods.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Classified Assets, page 30

2.   We note that consumer loans (including HELOC and indirect auto loans) comprise
        a significant amount of your overall loan portfolio. So that a reader would have a
        clear understanding of how management identifies problem loans within these
        specific loan categories as well as the steps taken to address any potential
        problems, please expand your disclosure in future filings to address the following:

        • Discuss the specific risks associated with these types of loans;
        • Discuss the processes taken by management in identifying potential problem
           loans;
        • Discuss the steps taken in identifying the nature and type of underlying
           collateral supporting these loans;
        • Discuss how management determines the value of the underlying collateral (i.e.
           if appraisals are obtained, how often and under what circumstance);
        • Discuss how shortfalls are addressed, including the steps taken by management
           to address these shortfalls (i.e. include the timeframe followed); and
        • Discuss the timing when both initial and any subsequent loan charge-offs or
           additional loan loss provisions are recorded.

        Provide us with your proposed future disclosures.

3.   We note the continued deterioration in the credit quality of your loan portfolio
        during fiscal 2008 and into fiscal 2009, which has resulted in a significant increase
        in nonperforming loans and assets as well as significant increases in both the loan
        loss provision and loan charge-offs during that timeframe. So that a reader will

reader will have a clear understanding of the deterioration being experienced within your loan portfolio, please revise your future filings to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the charge-offs and the significantly increased loan loss provisions. Additionally, discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

4.   We note your tabular presentation of classified loans and other classified assets. To enable a reader to have a clear understanding of the potential exposure within each of your lending categories, please revise the presentation to identify the level (or "grading") of classified loans and other assets by specific loan type. Provide us with your proposed future disclosures.

5.   Tell us supplementally and revise your disclosure in future filings, to explain the nature of the U.S. Government guarantees which are considered by the Company both in the determination of the level of nonperforming loans in the determination of the loan loss allowance.

Nonperforming Loans, page 30

6.   Given the significant increase in nonaccrual loans recognized during fiscal 2008 and into fiscal 2009, and in order to give the reader a clear understanding of the problem loans, please revise the tabular presentation, in future filings, to include a detail of nonaccrual loans by loan type.

7.   To the extent you continue to experience increase in OREO, consider disclosing a roll-forward of activity within OREO in future filings (e.g. beginning balance, additions, sales, gains or losses and impairment and ending balance).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief